

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Mr. Hugo Goldman
Chief Financial Officer
Retalix Ltd.
10 Zarhin Street
Ra'anana 43000, Israel

      Re: **Retalix Ltd.**
               Form 20-F for the Fiscal Year Ended December 31, 2009
               Filed June 15, 2010
               File No. 000-29742

Dear Mr. Goldman:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Patrick Gilmore
                  Accounting Branch Chief